
11007978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 28 2011
WASH, D.C.
211
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Financial Statements and Supplemental Schedule

Year ended December 31, 2010

Contents

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

■ Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, DC
June 28, 2011

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Net Assets Available for Benefits

December 31, 2010

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 2,973,164	$ -	$ 16,173,092	$ 19,146,256
Net assets held in 401(h) trust	-	293,069	-	293,069
Receivables:				
Participant contributions	-	-	15,419	15,419
Lockheed Martin Corporation contributions	5,273	-	-	5,273
Notes receivable from participants	-	-	246,617	246,617
Total assets	2,978,437	293,069	16,435,128	19,706,634
Liabilities				
Administrative expenses payable	-	-	3,071	3,071
Amounts related to obligation of 401(h) trust	-	293,069	-	293,069
Total liabilities	-	293,069	3,071	296,140
Net assets reflecting investments at fair value	2,978,437	-	16,432,057	19,410,494
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	(54,840)	(54,840)
Total net assets available for benefits	$ 2,978,437	$ -	$ 16,377,217	$ 19,355,654

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Net Assets Available for Benefits (continued)

December 31, 2009

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 3,268,723	$ -	$ 14,568,542	$ 17,837,265
Net assets held in 401(h) trust	-	287,282	-	287,282
Receivables:				
Participant contributions	-	-	29,047	29,047
Lockheed Martin Corporation contributions	9,939	-	-	9,939
Notes receivable from participants	-	-	242,262	242,262
Total assets	3,278,662	287,282	14,839,851	18,405,795
Liabilities				
Administrative expenses payable	-	-	3,211	3,211
Amounts related to obligation of 401(h) trust	-	287,282	-	287,282
Total liabilities	-	287,282	3,211	290,493
Net assets reflecting investments at fair value	3,278,662	-	14,836,640	18,115,302
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	(42,607)	(42,607)
Total net assets available for benefits	$ 3,278,662	$ -	$ 14,794,033	$ 18,072,695

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

	ESOP Fund	Participant-Directed Investments	Total
		(In thousands)	
Net assets available for benefits at beginning of year	$ 3,278,662	$ 14,794,033	$ 18,072,695
Additions to net assets:			
Contributions:			
Participant	44,415	847,181	891,596
Rollover	798	17,769	18,567
Lockheed Martin Corporation	298,740	5	298,745
Total contributions	343,953	864,955	1,208,908
Interest income on notes receivable from participants	-	14,084	14,084
Net investment (loss) gain from the Master Trust	(116,499)	1,360,304	1,243,805
Transfers from other plans	122	58,748	58,870
Total additions	227,576	2,298,091	2,525,667
Deductions from net assets:			
Distributions and withdrawals	527,646	688,178	1,215,824
Administrative expenses	154	26,730	26,884
Total deductions	527,800	714,908	1,242,708
Change in net assets	(300,224)	1,583,183	1,282,959
Net assets available for benefits at end of year	$ 2,978,438	$ 16,377,216	$ 19,355,654

See accompanying notes to financial statements.

1. Description of the Plan

The following description of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all salaried employees of Lockheed Martin Corporation (Lockheed Martin or the Corporation) in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Stock Fund may be reinvested in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to a participant, the participant's balances in the Corporation's stock must be held in the ESOP Fund or the Lockheed Martin Stock Fund as of the close of business on the day before the ex-dividend date. Any distribution of dividends to a participant must not occur later than 90 days following the plan year in which the dividend was paid.

Contributions

Eligible employees are automatically enrolled in the Plan at a rate of 3% of their eligible compensation in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each year up to 8%. The Plan allows eligible employees to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, eligible employees can make contributions of up to 25% of the employee's base salary, subject to regulatory limitations. The Corporation generally contributes an amount equal to 50% of the first 8% of the participant's basic contribution. All participants are immediately 100% vested in all employer and participant contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund.

1. Description of the Plan (continued)

Contributions (continued)

Participant contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Managed Account (SMA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant's direction. No investment contribution may be made directly to the SMA. A participant's initial transfer to the SMA must be at least $3,000, and subsequent transfers must be at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

Plan Merger and Transfer of Assets

Pursuant to merger and transfer amendments, the account balances for Management Systems Designers, Inc. Retirement Savings Plan, and account balances of the Universal Systems & Technology, Inc. Employees 401(k) Savings Plan and certain account balances of the Eagle Group International, LLC, 401(k) Plan were transferred to the Plan. The remaining portion of the Eagle Group International, LLC, 401(k) Plan's account balances were transferred to the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees, and the Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees.

ESOP Feature

There were 42,080,190 and 43,104,873 shares of Lockheed Martin Corporation common stock in the ESOP Fund as of December 31, 2010 and 2009, respectively.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of post-retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the Code, the Plan's investment in the 401(h) account may not be used, or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h)

1. Description of the Plan (continued)

401(h) Arrangement (continued)

account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared based on the accrual basis of accounting. Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for additional disclosure of fair value measurements. Investment transactions in the Master Trust are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gain/loss on investments bought and sold as well as held during the year are included in net investment (loss) gain from the Master Trust.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan either on a pro rata basis or directly if specifically related to the Plan. Other indirect administrative expenses are paid by the Corporation.

Recent Accounting Pronouncements

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Those changes relate to modifications in investment classifications as a result of the issuance of additional accounting standards.

In January 2010, the Financial Accounting Standards Board (FASB) issued an accounting standard update to clarify certain existing fair value disclosures and require additional disclosures related to fair value measurements. The guidance in the update clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The update also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the update introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, the guidance in the update was adopted beginning with the Plan's 2010 financial statements. The Plan is currently evaluating the impact of the provisions of the update that are not effective until the Plan's 2011 financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this new guidance in the financial statements and has classified participant loans of $246,617,000 and $242,262,000 as of December 31, 2010 and 2009, respectively as notes receivable from participants. Net assets of the Plan were not affected by the new guidance.

3. Reconciliation of Financial Statements to Form 5500

The Plan's interest in the Master Trust and the adjustment from fair value to contract value for fully benefit responsive investment contracts on the Statement of Net Assets Available for Benefits is $54,840,000 more than the amount on the Form 5500 due to the adjustment from fair value to contract value for fully benefit responsive investment contracts.

The net assets of the 401(h) trust are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits. Differences in the Plan's interest in the net investment gain from the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

	December 31, 2010
	(In thousands)
Net assets available for benefits per the financial statements	$ 19,355,654
Add: Net assets held in 401(h) trust per Form 5500	293,069
Net assets available for benefits per the Form 5500	$ 19,648,723

3. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2010, per the financial statements to the Form 5500:

	Year ended December 31, 2010		
	Amounts per Financial Statements	401(h) Trust	Amounts per Form 5500
		(In thousands)	
Interest and dividend income	$ -	$ 5,846	$ 5,846
Net realized and unrealized gain	-	440	440

	Amounts per Financial Statements	Differences	Amounts per Form 5500
		(In thousands)	
Net investment gain from the Master Trust	$ 1,243,805	$ (9,729)	$ 1,234,076
Administrative expenses	(26,884)	23,813	(3,071)
Interest income on notes receivable from participants	14,084	(14,084)	-

4. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated February 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2003.

5. Legal Proceeding

On September 11, 2006, the Corporation and Lockheed Martin Investment Management Company (LMIMCo), a wholly-owned subsidiary of the Corporation, were named as defendants in a lawsuit filed in the U.S. District Court for the Southern District of Illinois, seeking to represent a class of purportedly similarly situated participants and beneficiaries in the Plan. Plaintiffs allege that the Corporation or LMIMCo caused the Plan to pay expenses that were higher than reasonable by, among other actions, permitting service providers of the Plan to engage in revenue sharing, paying investment management fees for the company stock funds, and causing the company stock funds to hold cash for liquidity, thus reducing the return on those funds. Plaintiffs further allege that the Corporation or LMIMCo failed to disclose information appropriately relating to the fees associated with managing the Plan. In August 2008, plaintiffs filed an amended complaint, adding allegations that the Corporation or LMIMCo breached fiduciary duties under ERISA by providing inadequate disclosures with respect to the Stable Value Fund offered under the Plan. In April 2009, the Judge dismissed the plaintiffs' claims that were based on revenue sharing but let stand for further litigation the claims about the company stock funds, the Stable Value Fund, and the overall fees paid by the Plan. The Judge also certified a class for the Plan for the claims concerning the Stable Value Fund and the overall fees paid by the Plan. The Corporation and LMIMCo appealed that class certification order and in March 2011 the U.S. Court of Appeals for the Seventh Circuit vacated the class certification order and remanded the case to the District Court for further proceedings. The Corporation and LMIMCo dispute the allegations and are continuing to defend against them.

6. Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. The Master Trust owes direct reimbursements of $1,200,000 to the Corporation for certain expenses incurred by the Corporation in providing services to the Plan.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

Certain funds are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the trustee of the 401(h) Account. Therefore, investments in these funds are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Master Trust invests in common stock of the Corporation, the Plan sponsor. The Master Trust held 60,245,827 and 62,230,048 shares of the Company's common stock as of December 31, 2010 and 2009, respectively. Dividends earned by the Master Trust on the Company's common stock were $162,645,000 for the year ended December 31, 2010.

6. Parties-in-Interest Transactions (continued)

The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: Government Short Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

ING Clarion Real Estate Securities, L.P. manages certain investments in the Target Date Funds. ING Clarion Real Estate Securities, L.P. is a wholly owned subsidiary of ING Group and is, therefore, a party-in-interest.

7. Master Trust & 401(h) Account

General

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund and other investment options in which the Plan invests daily. The Plan's interest in the Master Trust's net assets as of December 31, 2010 and 2009 was 88.90% and 88.78%, respectively.

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with the wrap contract to create a synthetic guaranteed investment contract (GIC), and two common/collective trusts (CCTs), consisting of State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the Invesco Institutional N.A., Inc. Group Trust Fund Retirement Savings (Invesco-CCT). The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive, as well as a significant investment in a Short-Term Investment Fund or a Government Short-Term Investment Fund.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap contract in the

7. Master Trust & 401(h) Account (continued)

General (continued)

managed separate accounts purchased from certain banks and insurance companies credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, that is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2010 and 2009, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are credited to participants' accounts of the Plan.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2010 and 2009, there were no such advances payable to the Corporation.

7. Master Trust & 401(h) Account (continued)

General (continued)

Investment Contracts

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund:

		2010			2009		
Type	Major Credit Rating	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			(In thousands)		
MetLife GIC -Bonds	AA/Aa2	$ -	$ -	$ -	$ 377,049	$ 2,135	$ 2,321
SSGA - -CCT	N/A	$ 688,390	N/A	$ 9,460	$ 676,285	N/A	$ (3,181)
Invesco -CCT	N/A	$ 1,576,089	$ 1,867	$ (71,151)	$ 1,483,699	$ 1,760	$ (47,134)

Issuer-Initiated Contract Termination

In February 2010, the contract with MetLife was terminated and MetLife made a single sum payment to the Master Trust in cash equal to the market value of the securities held as part of the managed separate account previously held. The assets of the MetLife contract were transferred to another investment in the Stable Value Fund.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;

7. Master Trust & 401(h) Account (continued)

Fair Value of Assets (continued)

- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2010 and their appreciation (depreciation) for the year ended December 31, 2010:

(In thousands)	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)
Cash and cash equivalents	$ 843,188	$ -	$ -	$ 843,188	$ 231
Equity:					
U.S. equity securities	2,492,214	-	-	2,492,214	(271,017)
U.S. equity securities - Lockheed Martin	4,218,093	-	-	4,218,093	222,523
International equity securities	417,625	1,365	-	418,990	52,928
Commingled equity funds	2,580,991	5,229,164	-	7,810,155	911,715
Fixed income:					
Corporate debt securities	-	71,017	-	71,017	2,320
U.S. Government securities	-	1,708,697	-	1,708,697	13,146
Other fixed income	4,074	3,953,568	-	3,957,642	102,489
Alternative investments:					
Wrap contract	-	-	1,867	1,867	-
Total Investment Assets at Fair Value	$ 10,556,185	$ 10,963,811	$ 1,867	$ 21,521,863	$ 1,034,335
Unsettled trades, net				(4,101)	
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(61,691)	
Total net assets				$ 21,456,071	

7. Master Trust & 401(h) Account (continued)

Fair Value of Assets (continued)

Interest and dividend income for the years ended December 31, 2010 and December 31, 2009 was $390,442,666 and $296,565,284, respectively.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2009:

(In thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 912,966	$ -	$ -	$ 912,966
Equity:				
U.S. equity securities	1,903,904	-	-	1,903,904
U.S. equity securities - Lockheed Martin	4,695,159	-	-	4,695,159
International equity securities	104,082	-	-	104,082
Commingled equity funds	2,438,623	4,724,238	-	7,162,861
Fixed income:				
Corporate debt securities	-	52,088	-	52,088
U.S. Government securities	-	1,079,913	-	1,079,913
Other fixed income	3,576	3,810,532	-	3,814,108
Alternative investments:				
Guaranteed investment contracts	-	377,049	-	377,049
Wrap contracts	-	-	3,895	3,895
Total Investment Assets at Fair Value	$ 10,058,310	$ 10,043,820	$ 3,895	$ 20,106,025
Unsettled trades, net				(10,814)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(47,994)
Total net assets				$ 20,047,217

The fair value of the wrap contracts of $1,867,000 and $3,895,000 at December 31, 2010 and 2009, respectively, are considered Level 3 investments due to certain unobservable inputs as described below. The change in the fair value in the amount of $2,028,000 is due to unrealized gains and losses and sales.

7. Master Trust & 401(h) Account (continued)

401(h) Account

The assets in the 401(h) account are held outside the Master Trust in a separate trust. The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2010 and their appreciation (depreciation) for the year ended December 31, 2010:

(In thousands)	Level 1	Level 2	Total	Appreciation (Depreciation)
Cash and cash equivalents	$ 7,556	$ -	$ 7,556	$ (363)
Equity:				
U.S. equity securities	45,122	-	45,122	(2,215)
International equity securities	49,986	-	49,986	1,129
Commingled equity securities	81,429	1,075	82,504	3,681
Fixed income:				
Corporate debt securities	-	2,744	2,744	1,487
Other fixed income	4,314	3,123	7,437	469
U.S. Government securities	-	91,391	91,391	(8,663)
Alternative investments:				
Commodities	5,059	-	5,059	4,141
Total assets	$ 193,466	$ 98,333	$ 291,799	$ (334)
Receivables, net			1,270	
Total net assets			$ 293,069	

7. Master Trust & 401(h) Account (continued)

401(h) Account (continued)

The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2009:

(In thousands)	Level 1	Level 2	Total
Cash and cash equivalents	$ 3,449	$ -	$ 3,449
Equity:			
U.S. equity securities	129,953	-	129,953
International equity securities	9,867	5	9,872
Commingled equity securities	31,591	-	31,591
Fixed income:			
Corporate debt securities	-	25,047	25,047
Other fixed income	-	55,047	55,047
U.S. Government securities	-	31,895	31,895
Total assets	$ 174,860	$ 111,994	$ 286,854
Receivables, net			428
Total net assets			$ 287,282

As of December 31, 2010 and 2009, there were no investments in the 401(h) trust categorized as Level 3. During 2010, there were no investments in the 401(h) trust transferred in or out of the Level 3 category.

Valuation Techniques

U.S. equity securities and international securities are traded on national and international exchanges and are valued at their closing prices on the last trading day of the year.

Commingled equity funds are public investment vehicles valued using the Net Asset Value ("NAV") provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (*e.g.*, purchases or sales activity).

7. Master Trust & 401(h) Account (continued)

Valuation Techniques (continued)

For equity securities not traded on an active exchange, or if the closing price is not available, the trustee obtains indicative quotes from a pricing vendor, broker or investment manager. These securities are categorized as Level 2 if the trustee obtains corroborated quotes from a pricing vendor (or Level 3 if the custodian obtains uncorroborated quotes from a broker or investment manager).

Fixed income securities are valued by the trustee using pricing models that use verifiable observable market data (*e.g.* interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Other fixed income in the Master Trust includes a Stable Value Fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.

Guaranteed investment contract: Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contract associated with the synthetic GIC is determined using the income approach methodology. The wrap contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Commodities categorized as Level 1 are traded on a commodity exchange and are valued at their closing prices on the last trading day of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	401(h) Trust **			
	U.S. Government Securities			
	CMO Small Bus Admin Gtd Dev Partn Ctf 5.49% Due 02-01-27	474,079	$ 474	$ 512
	Small Bus Admin Gtd Dev Partn CD 5.24% Due 1-23/02-1-10	278,810	279	295
	Small Bus Admin Gtd Dev Partn Ctf 5.31% Due 08-01-2022	213,832	220	228
	Small Bus Admin Gtd Dev Partn Ctf 5.13% Due 09-01-2023	220,974	221	236
	Small Bus Admin Gtd Dev Partn Ctf 5.35% Due 02-01-2026	397,119	397	429
	US Treas Notes 1.375% Nts Tips 1/15/2020	2,395,000	2,516	2,517
	US Treas Bds 7.25% Due 08-15-2022	34,605,000	6,763	6,347
	US Treas Bds Dtd 00218 3.875% Due 08-15-2040	2,830,000	36,693	31,875
	US Treas Bds Dtd 02/15/1996 6% Due 02-15-2026	2,195,000	3,793	3,499
	US Treas Bds Dtd 02/15/2000 6.25% Due 05-15-2030	3,545,000	3,031	2,821
	US Treas Bds Dtd 02/15/2001 5.375% Due02-15-2031	3,275,000	4,489	4,138
	US Treas Bds Dtd 08/15/1993 6.25% Due 08-15-2023	3,070,000	4,408	4,116
	US Treas Bds Dtd 08/15/1997 6.375% Due 08-15-2027	4,695,000	4,318	3,951
	US Treas Nts Index Linked 07-15-2017	2,790,000	3,350	3,352
	US Treas Nts Infl Ix 07-15-2020	3,255,000	3,352	3,342
	US Treas Nts Nt Indx Lkd 04-15-2015	1,045,000	1,102	1,078
	US Treas Bds 4.375% Due 05-15-2040	3,255,000	5,371	4,999
	US Treas Bds Index Linked 2.00% Due 01-15-2026	1,390,000	3,910	3,808
	US Treas Bds Inflation Indexed Due 04-15-2028	4,975,000	2,499	2,426
	US Treas Infl Indexed Bonds 2.375% Due 01-15-2025	1,055,000	1,398	1,362
	US Treas Nts Index Linked 2.00% Due 01-15-2016	2,335,000	2,785	2,802
	US Treas Nts Inflation Indexed 2.00% Due 07-15-2014	1,795,000	2,229	2,251
	US Treas Dtd 02/15/2010 02-15-2040	4,675,000	5,260	5,007
	Total U. S. Government Securities		$ 98,858	$ 91,391

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Corporate Debt Instruments Preferred			
	America Movil Nt 6.375% Due 03-01-2035	65,000	$ 75	$ 71
	AT&T Inc 6.3% Due 01-15-2038	75,000	86	79
	Bank Amer Corp 6.5% Due 08-01-2016	85,000	93	92
	Boeing Co 6.875% Due 03-15-2039	55,000	73	67
	Gen Elec Cap Corp 5.625% Due 05-01-2018	75,000	83	82
	Goldman Sachs 6.15% Due 04-01-2018	60,000	66	66
	Goldman Sachs 6.75% Due 10-01-2037	145,000	151	148
	JPMorgan Chase & 4.65% Due 06-01-2014	115,000	125	123
	Morgan Stanley 4% Due 07-24-2015	245,000	247	246
	Philip Morris Intl 6.375% Due 05-16-2038	90,000	113	105
	Simon Ppty Group L 6.75% Due 05-15-2014	55,000	63	62
	Unitedhealth Group 6.875% Due 02-15-2038	105,000	127	122
	Verizon 6.4% Due 02-15-2038	75,000	88	83
	Total Corporate Debt Instruments Preferred		$ 1,390	$ 1,346
	Preferred Stock			
	Fresenius Se	6,596	$ 592	$ 567
	Total Preferred Stock		$ 592	$ 567

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock			
	361 Degrees International Ltd	352,000	$ 353	$ 254
	Abb Ltd	28,168	584	629
	Abbott Labs	13,600	692	652
	Accenture Plc	10,300	476	499
	Accor	1,218	50	54
	Adecco Sa	658	37	43
	Adidas Ag	1,832	119	120
	Adobe Systems Inc	10,051	334	309
	Aegon Nv	3,940	25	24
	Aflac Inc	5,800	263	327
	AGL Energy Ltd	2,287	36	36
	Air Liquide	216	28	27
	Aisin Seiki Co	1,500	51	53
	AkzoNobel Nv	573	34	36
	Alfresa Holdings	500	21	22
	Allergan Inc	8,600	516	591
	Allianz Se	1,605	201	191
	Alstom	1,340	68	64
	American Express Co	3,700	160	159
	American Tower Corp	14,131	639	730
	Andritz Ag	3,078	235	284
	Anheuser-Busch Inbev Nv	1,569	98	90
	Anheuser Busch Inbev Sa	3,783	192	216
	Apache Corp	4,500	490	537
	Apple Inc	2,020	343	652
	Aryzta Ag	1,278	57	59
	Asahi Breweries	2,900	58	56
	Astellas Pharma	2,600	96	99
	Astral Media Inc	1,292	54	55
	Astrazeneca	5,132	257	235
	AT&T Inc	10,400	273	306

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Australia & New Zealand Banking Group	5,155	$ 123	$ 123
	Autogrill Spa	20,800	277	295
	Autonomy Corp	11,731	275	276
	Aviva	7,348	47	45
	Axa	4,811	87	80
	Axis Bank Ltd	6,481	215	198
	BAE Systems	10,487	58	54
	Banco Santander	6,159	69	66
	Banco Santander Brasil Sa	12,965	187	176
	Bank of New York Mellon Corp	6,600	185	199
	Bank Of America Corp	31,900	508	426
	Bank Of China Ltd	1,269,400	737	670
	Barclays	128,308	565	526
	Barrick Gold Corp	1,195	57	64
	BASF	2,252	164	180
	Bauer Ag	2,881	132	136
	Baxter International Inc	6,616	279	335
	Bayer Ag	2,506	187	186
	BBVA	10,243	108	104
	Bco Espirito Santo	10,180	41	39
	Belgacom Sa	911	36	31
	Berkshire Hathaway Inc	6,468	517	518
	BG Group	5,186	106	105
	BHP Billiton Ltd	6,786	275	315
	Bilfinger Berger	3,537	258	300
	BNP Paribas	2,318	169	148
	Borneo Lumbung	864,000	114	128
	Bouygues	1,275	56	55
	BP Global	34,379	247	251
	Broadcom Corp	9,100	313	396
	BT Group	31,609	78	89

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	C R Bard	5,311	$ 449	$ 487
	Cable & Wireless Worldwide	11,173	13	11
	Cairn Energy Plc	32,787	203	216
	Cameron International Corp	8,800	349	446
	Canadian Imperial Bank	1,101	85	87
	Canadian Natural Resourse Ltd	1,406	60	63
	Canadian Oil Sands	2,405	60	64
	Canadian Pacific Railways	1,031	67	67
	Canon Inc	14,100	655	732
	Capitaland Ltd	23,000	70	67
	Carnival Corp	7,500	297	346
	Carrefour	2,119	114	88
	Casino Guich Perrachon	573	54	56
	Celesio Ag	1,765	43	44
	Centrica	9,475	50	49
	Cheung Kong (holdings)	3,000	46	46
	Chevron Corp	9,612	679	877
	China Mobile Ltd	2,100	105	104
	China Rongsheng	356,500	360	307
	Chubb Corp	3,200	168	191
	Chugai Pharmacy Co. Ltd	1,600	28	29
	Compagnie De St-Gobain	2,016	94	104
	Compagnie Financie Richemont	11,839	593	699
	Cisco Systems Inc	14,325	333	290
	Citigroup Inc	70,100	310	332
	CLP Holdings	6,500	53	53
	CNOOC Ltd	52,600	85	125
	CNP Assurances	908	18	16
	Coca Cola Co	11,100	660	730
	Coca-Cola Amatil	4,697	56	52
	Cocokara Fine Inc	36,000	130	130

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Cogeco Cable Inc	1,083	$ 42	$ 45
	Colgate-Palmolive Co	4,937	387	397
	Commonwealth Bank Of Australia	3,312	161	172
	Conocophillips	2,900	171	197
	Corelogic Inc	9,253	170	171
	Corning Inc	12,000	213	232
	Costco Wholesale Corp	10,800	632	780
	Covidien	5,500	233	251
	Credit Agricole Sa	2,922	42	37
	Credit Suisse Ag	14,066	580	568
	CVS Caremark Corp	8,400	269	292
	Daiichi Sankyo	6,100	91	94
	Daito Trust Construction	4,300	48	55
	Daiwa Secs Group Inc	800	472	490
	Danone	1,669	105	105
	Danske Bank	1,861	49	48
	DBS Group Holdings	34,000	368	380
	Delhaize Group	1,035	73	77
	Denso Corp	95,000	75	76
	Deutsche Bank Ag	3,071	170	161
	Deutsche Boerse Ag	806	57	56
	Deutsche Telekom	11,027	152	143
	Diageo Plc	4,193	77	78
	Dow Chemical Co	2,300	69	79
	E.ON Ag	5,222	163	161
	East Capital Explorer	10,329	116	130
	East Japan Railway Co	2,200	55	59
	Ecolab Inc	3,300	154	166
	Edenred	1,997	48	47
	Eisai Co	900	17	18
	Emerson Electric Co	7,500	367	429

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Enel	18,937	$ 108	$ 95
	Eni Spa	5,109	112	112
	Epistar Corp	18,455	296	337
	Ericsson(Lm)Tel Ser'B'	24,254	265	282
	Eros International	72,329	256	254
	Essar Energy Plc	55,346	476	503
	European Aeronautic Defence & Space	1,869	49	44
	Evs Broadcast Equipment	3,383	212	217
	Exxon Mobil Corp	11,642	798	851
	Familymart Co	500	39	42
	Fanuc Ltd	1,100	58	62
	Fedex Corp	4,435	362	412
	Fiat Spa	12,611	229	261
	Finmeccanica Spa	2,128	29	24
	Finning International Inc	362	9	10
	First American Financial Corp	26,745	357	400
	Fluor Corp	9,700	493	643
	Fortum Oyj	2,385	68	72
	France Telecom	9,188	221	192
	Franklin Resources Inc	1,600	170	178
	Freeport-Mcmoran Copper & Gold Inc	800	61	96
	GDF Suez	4,223	168	152
	General Dynamics Corp	9,524	633	676
	General Electric Co	26,100	491	477
	Gerresheimer Ag	5,955	235	264
	Glaxosmithkline	17,972	352	349
	Global Mining Investments	97,564	88	131
	Goldcorp Inc	1,066	47	49
	Goldman Sachs Group Inc	1,700	283	286
	Google Inc	1,661	928	987

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Great West Lifeco	2,112	$ 55	$ 56
	H.I.S. Co Ltd	400	121	142
	H.Lundbeck A/S	1,857	37	35
	Halliburton Co	8,900	351	363
	Hcc Ins Hldgs Inc	5,500	154	159
	Heineken Nv	1,393	70	69
	Hennes & Mauritz Ser'B'	2,100	61	70
	Hewlett Packard Co	9,999	333	421
	Hikari Tsushin Inc	5,700	116	136
	Honda Motor Co	6,200	272	293
	Hong Kong & China Gas	25,000	60	59
	Hoya Corp	7,400	339	355
	HSBC Holdings Plc	25,520	265	260
	Husky Energy Inc	4,629	117	124
	Iberdrola Sa	8,311	70	64
	Imperial Oil	3,458	134	141
	Inditex	528	44	40
	Industrial Alliance Insurance	1,317	42	49
	ING Groep Nv	7,338	78	72
	Inpex Corporation	14,600	68	70
	Intel Corp	18,891	391	397
	International Power	53,376	357	366
	Intesa Sanpaolo	25,121	81	68
	Investor Ab Ser'B'	3,018	61	65
	Iron Mountain Inc	3,300	81	83
	IT Holdings Corp	12	96	116
	Itochu Corp	8,700	47	55
	Itoham Foods Inc	5,400	99	112
	Jacobs Engr Group Inc	6,355	262	291
	Johnson & Johnson	11,367	683	703
	Johnson Controls Inc	3,000	115	115

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	JP Morgan Chase & Co	23,400	$ 944	$ 993
	Jubilant Energy Nv	214,935	265	224
	Juniper Networks Inc	4,800	122	177
	JX Holdings Inc	31,000	53	55
	Kddi Corp	8,100	91	98
	Keppel Corp	69,000	531	610
	Keyence Corp	17	471	485
	Kingfisher	7,612	29	31
	Kinross Gold Corp	2,061	37	39
	Kirin Holdings Co	1,671	96	98
	Kissei Pharm Co	7,000	102	102
	Koninklijke Ahold	7,420	102	98
	Koninklijke KPN	4,842	81	71
	Kraft Foods Inc	11,600	351	366
	Kubota Corp	5,200	358	379
	Kyocera Corp	40,000	40	41
	L-3 Communications Holdings Corp	1,500	121	106
	Lafarge	897	55	61
	Lagardere SCA	965	41	40
	Laurentian Bank of Canada	999	44	48
	Lawson Inc	400	59	64
	Legg Mason Inc	9,768	324	354
	Lender Processing Services Inc	12,736	393	376
	L'Oreal	977	105	100
	Lowes Cos Inc	21,195	482	532
	Macquarie Gp Ltd	1,928	70	73
	Makita Corp	1,300	506	589
	Man Group	5,667	24	26
	Manitoba Telecom Service	1,913	54	55
	Manulife Finl Corp	2,978	42	51
	Mapletree Industrial	424,000	351	361

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Maxim Integrated Prods Inc	15,423	$ 279	$ 364
	Mc Donalds Corp	11,000	553	844
	Medipal Holdings Corp	14,400	21	20
	Medtronic Inc	3,200	122	119
	Merck & Co Inc	281,600	947	1,015
	Merck Kgaa	1,736	144	139
	Metcash Limited	15,967	69	67
	Metro Ag	763	53	55
	Michelin (Cgde)	4,495	356	324
	Microsoft Corp	28,975	780	809
	Millicom International Cellular	3,130	292	299
	Mitsubishi Corp	1,800	91	103
	Mitsubishi Electric Corp	3,800	56	63
	Mitsubishi UFJ Financial	6,000	251	293
	Mitsui & Co Ltd	54,100	142	150
	Mitsui O.S.K.Lines	9,100	70	75
	Mizuho Financial Group	11,000	176	221
	Monks Investment Trust	99,786	458	557
	MTR Corp	13,500	51	49
	Muenchener Rueckve	392	61	60
	Natl Australia Bank	4,669	116	113
	Natl Bank Of Greece	4,331	40	35
	Neopost	340	29	30
	Nestle Sa	8,666	476	509
	Newcrest Mining Ltd	1,066	42	44
	Newmont Mining Corp	1,200	72	74
	Nexen Inc	7,917	171	182
	Nextera Energy Inc	3,800	205	198
	Nidec Corporation	117,200	63	61
	Nike Inc	7,500	453	641
	Nintendo Co Ltd	600	103	118

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Nippon Meat Packer	400	$ 23	$ 26
	Nippon Telegraph & Telephone Corp	2,000	167	168
	Nippon Yusen Kabushiki Kaisha	3,700	71	75
	Nissan Motor Co Ltd	17,000	111	121
	Nisshin Seifun Group	12,700	25	25
	Nissin Foods Holdings Co Ltd	2,000	25	25
	Nobel Biocare Hold	2,299	38	43
	Nokia OYJ	14,267	154	148
	Nordea Bank Ab Ord (Sek Quote)	11,481	126	125
	Nordstrom Inc Com	3,700	140	157
	Norfolk Southn Corp Com	1,200	61	75
	Northrop Grumman Corp Com	2,400	130	155
	Novartis Ag	6,719	328	396
	Novartis Ag Chf0.50	6,398	371	377
	Novo-Nordisk As Dkk1 Ser'B'	839	88	95
	Ntt Docomo	700	166	173
	Occidental Petroleum Corp	10,500	770	1,030
	Omnicom Group Inc	8,396	320	385
	OMV Ag	2,307	91	96
	Oracle Corp	38,477	973	1,204
	Osaka Gas Co Ltd	99	15	16
	Oversea-Chinese Banking Corporation	11,000	77	85
	Overseas Union Enterprise	149,000	375	383
	Panasonic Corp	4,000	192	186
	Parmalat S.P.A	26,891	74	74
	Patterson Companies Inc	3,800	110	116
	Paychex Inc	13,376	370	413
	Pearson	2,401	37	38
	Pepsico Inc	13,800	911	902
	Petroleo Brasileiro SA	16,100	558	609
	Pfizer Inc	13,800	241	242

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	PG&E Corp	6,200	$ 267	$ 297
	Philip Morris International	2,500	116	146
	Ping An Insurance Group	24,500	264	274
	Praxair Inc	3,738	309	357
	Procter & Gamble	20,874	1,261	1,343
	Prudential Financial Inc	5,700	309	335
	Qantas Airways	34,418	96	90
	Qbe Ins Group	7,116	120	132
	Qualcomm Inc	24,704	1,011	1,223
	Randstad Holdings	8,795	421	466
	Reckitt Benck Group	2,093	117	116
	Reed Elsevier	2,185	19	19
	Repsol YPF Sa	2,309	65	65
	Rio Tinto Limited	982	79	86
	Rio Tinto	12,698	823	892
	Roche Holdings Ag	4,332	637	637
	Ross Stores Inc Com	3,100	147	196
	Royal Bank Of Canada	1,566	83	82
	Royal Dutch Shell 'A'Shs (Dutch List)	1,476	48	49
	Royal Dutch Shell 'A'Shs (Uk List)	5,147	169	172
	Royal Dutch Shell 'B'Ord	4,399	144	146
	RSA Insurance Group Plc	6,384	13	13
	RWE Ag	1,519	109	102
	J. Sainsbury Plc	4,251	26	25
	Saipem	10,564	469	522
	Sampo Oyj Ser'A'	1,710	48	46
	Sands China Ltd	215,600	471	474
	Sanei Intl Co	13,100	112	115
	Sanofi-Aventis	5,542	386	356
	Santen Pharm Co	9,000	41	42
	Santos Limited	5,197	65	70

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Sap Ag	970	$ 51	$ 50
	SC Global	97,000	123	126
	Schlumberger Ltd	9,800	631	818
	Schneider Electric	190	27	29
	Schoeller Bleckman	3,105	227	269
	Scott & Southern Energy	1,504	28	29
	SEI Investments Co	9,755	211	232
	Sempra Energy Inc	4,800	240	252
	Serco Group	36,916	363	321
	Seven & I Holdings	1,200	74	86
	SGS Sa	251	403	423
	Sharp Corp	3,200	39	41
	Shaw Communication	2,801	58	60
	Shire Plc	23,278	548	562
	Showa Shell Sekiyu Kk	4,000	133	146
	Siemens Ag	887	101	110
	Singapore Telecommunications	43,000	103	102
	SMC Corp	15,900	442	497
	Smith & Nephew	6,323	57	67
	Societe Generale	1,611	96	87
	Sony Corp	2,900	113	123
	Spectris	15,980	290	328
	St Jude Medical Inc	7,748	292	331
	Standard Chartered	1,119	32	30
	Statoilhydro	6,816	152	163
	Stryker Corp	11,700	661	628
	Sumitomo Corp	3,400	71	79
	Sumitomo Electric	5,600	22	24
	Sumitomo Mitsui Financial Group	1,700	228	267
	Sumitomo Mitsui Trust Holdings Inc	7,500	132	150
	Sumitomo Trust & Banking Co	23,000	125	145

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
		(In thousands)	
Common Stock (continued)			
Sun Life Financial Inc	1,648	$ 50	$ 50
Suncor Energy Inc	5,387	191	208
Suzuken Co Ltd	1,200	38	37
Swisscom Ag	387	161	171
Syngenta Ag	206	57	60
Sysco Corp	14,711	457	432
Takeda Pharmaceutical Co	3,200	149	158
Talisman Energy In	2,757	60	61
Target Corp	6,634	353	399
TDK Corp	900	62	63
Telecom Italia Spa	45,702	70	59
Telefonica Sa	22,637	611	515
Telenor	4,161	67	68
Teliasonera	24,111	196	191
Telstra Corp Ltd	37,354	98	107
Terumo Corp	1,100	55	62
Tesco	109,915	752	731
Teva Pharmaceutical Industries	9,558	496	498
Teva Pharmaceutical Industries IIs0.1	3,081	162	162
Texas Instruments Inc	4,700	114	153
Thales Sa	725	29	25
Thermo Fisher Corp	7,480	403	414
Tiger Airways	173,000	246	251
Tim Hortons Inc	1,900	76	79
Tjx Cos Inc	9,600	358	426
TNT Nv	2,042	54	54
Tokio Marine Holdings Inc	3,000	84	90
Tokyo Gas Co Ltd	5,000	23	22
Toronto-Dominion	1,500	100	112
Total Sa	8,077	452	430
Toyo Suisan Kaisha	1,000	21	22

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Toyota Motor Corp	9,300	$ 330	$ 369
	TransAlta Corp	2,698	55	57
	UBS Ag	10,760	182	177
	UCB	1,301	50	45
	Unicredit Spa	49,035	121	102
	Unilever N V New York Shs New	10,242	295	322
	Unilever Nv Cva Eur0.16	5,114	152	160
	Unilever Plc Ord Gbp0.031111	24,628	711	757
	United Parcel Services Inc	7,700	497	559
	United Technologies Corp	4,119	280	324
	Unitedhealth Group Inc	7,500	259	271
	US Bancorp	4,600	106	124
	USS Co Ltd	1,670	129	137
	UTD O/S Bank	9,000	129	128
	Vedanta Resources	7,471	248	294
	Verizon Communications	3,400	96	122
	Vinci Eur2.50	1,596	85	87
	Visa Inc	5,770	417	406
	Vivendi Sa	6,624	189	180
	Vodafone Group	237,485	635	616
	Wal-Mart Stores Inc	6,900	350	372
	Walt Disney Co	18,700	572	701
	Waste Management Inc	3,100	105	114
	Wells Fargo & Co	14,601	494	452
	Wesfarmers Ltd	2,214	72	73
	Westpac Bkg Corp	6,558	146	149
	Wirecard Ag	16,803	249	231
	WIS Energy	5,600	276	330
	Woodside Petroleum	2,818	121	123
	Woolworths Ltd	5,120	141	142
	Xebio Co Ltd	5,400	105	117

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Yamada Denki Co Ltd	6,920	$ 451	$ 473
	Yamazaki Baking Co	2,000	24	24
	Yingde Gases Group	206,500	176	184
	Zurich Financial Services	384	94	100
	Total Common Stock		87,105	93,324
	Corporate Debt Instruments Other			
	Altria Group Inc 9.25% Due 08-06-2019	55,000	$ 72	$ 72
	Amern Tower Corp 5.05% Due 09-01-2020	65,000	67	64
	Bunge Ltd Fin Corp Gtd Sr Nt 5.9% Due 04-01-2017	60,000	65	62
	Comcast Corp New 6.45% Due 03-15-2037	105,000	119	112
	Consumers Energy 6% Due 02-15-2014	60,000	68	66
	Cox Communications Inc 8.375% Due 03-01-2039	45,000	63	58
	Directv Hldgs Llc 5.875% Due 10-01-2019	75,000	84	82
	Freeport-Mcmoran 8.375% Due 04-01-2017	155,000	173	171
	Kraft Foods Inc 6.5% Due 02-09-2040	125,000	149	140
	Midamerican Energy 6.125% Due 04-01-2036	125,000	144	135
	Nevada Pwr Co 5.875% Due 01-15-2015	55,000	63	61
	News Amer Inc 6.15% Due 03-01-2037	60,000	66	63
	Pac Gas & Elec Co 5.8% Due 03-01-2037	90,000	104	95
	Pac Gas & Elec Co 6.05% Due 03-01-2034	50,000	59	55
	Qwest Corp Nt 7.5% Due 10-01-2014	55,000	61	62
	Tampa Elec Co 6.15% Due 05-15-2037	95,000	109	100
	Total Corporate Debt Instruments Other		$ 1,466	$ 1,398

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Collective Trusts			
	Northern Trust Collective Short Term Investment Fund	$ 66,234,804	$ 66,235	$ 66,235
	Total Common Collective Trusts		$ 66,235	$ 66,235
	Value of Interest in Registered Investment Companies			
	Aberdeen Indonesia Fund Inc	10,272	$ 136	$ 137
	Advance Dev Mkts F	36,112	278	284
	Alliance Trust	56,984	280	332
	Asa Gold And Precious Metals Limited	4,475	148	155
	Blackrock World Mining Trust	18,581	153	236
	Hang Seng Inv Mgt Hang Seng H Share Etf	3,800	65	62
	Hsbc China Dragon Funds	647,000	624	708
	Icapital.Biz Bhd	168,400	111	114
	Jpmorgan Emer Mkts Subscription	62,800	159	168
	Martin Currie Pacific Trust	94,053	357	421
	Mfc Aberdeen Emerging Mkts Telecommunication Com	6,530	121	123
	Mfc Aberdeen Israel Fd Inc Com	1,932	28	34
	Mfc Aberdeen Latin Amer Equity Fd Inc Com	1,705	62	66
	Mfc Arab Advantage Fd Ptg Sh Cl A	2,447	190	186
	Mfc Asia Pac Fd Inc Com Mfc	13,110	152	157
	Mfc Ibero-America Fd Inc Com	18,756	131	123
	Mfc Ipath Dow Jones Ipath Index Lkd Secslkd To Dow Jones	103,000	4,143	5,059
	Mfc Ishares Inc Msci Australia Index Fd	5,075	128	129
	Mfc Ishares Inc Msci Brazil Free Index Fd	9,539	636	738
	Mfc Ishares Inc Msci Emu Index Fd	9,935	350	350
	Mfc Ishares Inc Msci Germany Index Fd	2,960	71	71
	Mfc Ishares Inc Msci Japan Index Fd	29,534	316	322
	Mfc Ishares Inc Msci S Korea Index Fd	7,806	369	478
	Mfc Ishares Inc Msci Switz Index Fd	3,917	96	98

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Value of Interest in Registered Investment Companies (continued)			
	Mfc Ishares Inc Msci Taiwan Index Fd	25,565	$ 335	$ 399
	Mfc Ishares Inc Msci Uk Index Fd	13,347	231	232
	Mfc J F China Region Fd Inc Com	7,448	117	118
	Mfc Korea Eqty Fd Inc	5,345	65	65
	Mfc Korea Fd Inc Com New	7,057	306	312
	Mfc Malaysia Fd Inc Com	16,445	179	185
	Mfc Mex Eqty & Inc Fd Com Closed End Fd	1,116	12	13
	Mfc Mex Fd Inc Com Closed End Fd	9,533	258	270
	Mfc Morgan Stanley Eastn Europe Fd Inc	6,179	111	117
	Mfc Taiwan Fd Inc Com	21,066	380	405
	Mfc Templeton Dragon Fd Inc Com	19,810	484	608
	Mfc Templeton Russia & E European Fd	7,800	147	178
	Mfc Thai Cap Fd Inc Com New	5,654	89	77
	Mfc Turkish Invt Fd Inc Com	2,050	35	34
	Mfo Fltg Rate Fd	201,608	2,048	2,081
	Mfo Rowe T Price Instl Income Fds Inc High Yield	227,713	2,227	2,234
	Morgan Stanley India Invt Fd Inc	8,152	226	209
	Pacific Assets Tst	120,709	227	251
	Renn Universal Gro	10,076	36	39
	S&P N Amern Nat Res Sector Index Fd	41,000	1,359	1,709
	Thai Fd Inc Com	26,705	374	343
	Witan Pac Inv Tst	141,395	382	480
	Total Value of Interest in Registered Investment Companies		$ 18,732	$ 20,910

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Cash and Cash Equivalents	7,555,802	$ 7,556	$ 7,556
	Other Investments			
	Aberdeen Asian Smaller Companies Investment Trust	16,750	$ 159	$ 168
	AMP Capital China Growth Fund	323,565	242	267
	Baring Emergin Europe	24,149	328	350
	Caledonia Investments	12,807	314	381
	Canadian Bond 3.5% 01-06-2020	645,000	642	669
	City of London Brazil Value Fund	9,315	932	929
	EOS Russian	7,612	49	57
	Equity Resdntl EFF 05-05-2002	2,300	119	120
	Fidelity Asian Value Fund	43,294	138	141
	Henderson TR Pacific Investment Trust	135,146	353	426
	Invesco Asian Trust	216,467	432	550
	JP Morgan Russian Securities PLC	24,882	191	281
	JP Morgan Emergin Markets	6,020	57	58
	Mexico Bonds 10% 05-12-2024	22,550	224	228
	Mexico Bonds 8.5% 11-18-2038	79,850	698	689
	MFC GTR China Fund Inc	27,375	355	360
	Pacific Horizon IT Plc	78,711	190	214
	Pub Storage	700	58	71
	Qatar Investment Fund	2,042	2	2
	Schroder Asia Pacific Fund	156,880	462	551
	Schroder International Selection Fund	15,495	150	146
	Simon Property Group Inc	1,100	87	109
	Singapore Government Bonds 3.125% 01-02-2011	1,455,000	1,094	1,138
	South Africa Notes 6.75% 03-31-2021	2,910,000	384	398
	Templeton Emerging Markets Investment Trust	67,201	545	709
	Westfield Group	4,831	46	47
	Westfield Retail Trust	4,831	12	13
	Total Other Investments		$ 8,263	$ 9,072

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Total 401(h) Trust**		$290,196	$291,799
	Notes receivable from participants*	Interest rates ranging from 3.25% to 10.5%; varying maturities	-	$246,617

* Party-in-interest for which a statutory exemption exists.

** 401(h) Trust net assets include interest and dividend receivable of $1,450,000 and pending trades receivable of $19,175,000 and payable of $19,355,000.

***Schedule reflects the assets held in the 401(h) account and participant loans and excludes assets held in the Lockheed Martin Corporation Defined Contribution Plans Master Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date June 28, 2011

by: /s/ Dave Filomeo
Dave Filomeo, Vice President, Total Rewards & Performance Management

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

■ Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-162716, 333-146963, 333-113771, 333-58069, 333-20117, and 033-58097) pertaining to Lockheed Martin Corporation Salaried Savings Plan of our report dated June 28, 2011, with respect to the financial statements and supplemental schedule of the Lockheed Martin Corporation Salaried Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

/s/ Mitchell & Titus, LLP

Washington, DC
June 28, 2011